June 17, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Attn:	Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Post Apartment Homes, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 11, 2009
File No. 0-28226

Dear Ms. Van Doorn:

We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated June 5, 2009 regarding Post Apartment Homes, L.P.’s (the “Partnership”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2008 and the Partnership’s Form 10-Q for the quarter ended March 31, 2009. For your convenience, this letter sets forth in italics the Staff’s comment before our response.

In connection with responding to the Staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies and New Accounting Pronouncements, page 32

1.	We note your response to our prior comment 1. Please tell us how you estimated market sales prices as of December 31, 2008 in your impairment analysis of the Ritz Carlton Project. Clarify to what extent you considered current sale prices for similar developed condominiums in arriving at the projected undiscounted cash flows.

Response:

At December 31, 2008, the estimated market sales prices for the Ritz Carlton Project were determined using several factors, including an understanding of current sales prices for comparable condominium projects in the Atlanta market, discussions with our joint venture partner (an experienced Atlanta-based condominium developer and broker) and a review of third-party condominium market research data for the Atlanta market and the Buckhead submarket where the property is located. We also considered the comparability of current sales prices and development costs on a per square foot and per unit basis to the Partnership’s other similarly branded and quality condominium project, the Four Seasons Residences, located in Austin, Texas, a market similar in several respects to the Atlanta market.

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I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 846-5028.

Very truly yours,

/s/ Christopher J. Papa
Christopher J. Papa
Executive Vice President and
Chief Financial Officer